FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………………,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.……………….

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	January 30, 2019	By…../s/………Sachiho Tanino……………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Retained Earnings Dividend

January 30, 2019

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First Section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Retained Earnings Dividend

At a Board of Directors meeting held on January 30, 2019, Canon Inc. (the “Company”) passed a resolution regarding distribution of a retained earnings dividend, record date December 31, 2018, as follows.

1.	Dividend Details

	Determined amount	Most recent dividend forecast (Announced October 25, 2018)	Previous period result (End of fiscal year 2017)

Record date	December 31, 2018	December 31, 2018	December 31, 2017

Dividend per share	80.00 yen	Undetermined	85.00 yen (Regular dividend: 75.00 yen) (Commemorative dividend: 10.00 yen)

Total dividend amount	86,380 million yen		91,779 million yen

Effective date	March 29, 2019		March 30, 2018

Dividend resource	Retained earnings		Retained earnings

2.	Reason

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

As for the year-end dividend for the fiscal year ending December 31, 2018 (the 118th Business Term), from a perspective of stable shareholder’s return, the Company decided to distribute a year-end dividend of 80 yen per share, which is the same amount per share as the last interim-dividend. As a result, the Company’s full-year dividend for the fiscal year ending December 31, 2018, is set at 160 yen per share, which is the same amount as last year’s full-year dividend per share (includes commemorative dividend).

This matter will be discussed at the Ordinary General Meeting for the 118th Business Term of the Company to be held on March 28, 2019.

(Reference) Full Year Dividend Breakdown

Dividend per share
Record date	Interim	Year-end	Full Year

Current year’s dividend payout	80.00 yen	80.00 yen	160.00 yen

Previous year’s dividend payout (Fiscal year ending December 31, 2017)	75.00 yen	85.00 yen (Regular dividend: 75.00 yen) (Commemorative dividend: 10.00 yen)	160.00 yen